AB 3/10

[redacted]

11019385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-52218

*KH 3/9

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Gagnon Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Susan E. DuMont (212) 554-5050
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IVETTE REYES
NOTARY PUBLIC, State of New York
No. 01RE6053182
Qualified in Westchester County
Commission Expires 2/2, 20 15

Notary Public

Signature

President

Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

GAGNON SECURITIES, LLC

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gagnon Securities, LLC

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gagnon Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2011

GAGNON SECURITIES, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash		
Financial instruments owned, at fair value	$	45,560
Receivable from clearing broker		6,240
Furniture, fixtures and leasehold improvements, less accumulated		3,164,133
depreciation and amortization of $2,262,786		260,307
Other assets		406,907
Total assets	$	3,883,147

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$	375,523
Accounts payable and accrued expenses		563,531
		939,054
Commitments		
Members' equity		3,660,912
Capital notes receivable from members		(716,819)
		2,944,093
Total liabilities and members' equity	$	3,883,147

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Gagnon Securities, LLC (the "Company") is a registered broker-dealer and a registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis.

Valuation of Investment at Fair Value

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1- Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

- Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
- Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Financial instruments owned are stated at the Company's estimate of fair value. Factors generally considered in determining fair value include: (1) current operations; (2) current financial information; (3) original cost and holding period; (4) evaluation of business, management and financial plans; and (5) recently executed and planned financing transactions related to the investee companies. Such fair values were estimated by the Company in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, the Company's estimate of fair values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital Notes Receivable

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Taxes

No provision has been made for federal or state income taxes since the taxable income or loss of the Company is to be included in the tax returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The Company evaluates its uncertain tax positions using the provisions of FASB guidance. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

3. FINANCIAL INSTRUMENTS OWNED

Investments that are not readily marketable are stated at the Company's estimate of fair value. At December 31, 2010, financial instruments owned, at fair value consisted of an investment in a private company. The fair value of this investment has been estimated by the management of the Company in the absence of readily ascertainable market values. This investment is treated as a nonallowable asset for regulatory net capital purposes and, accordingly, do not impact the Company's net capital.

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Investments in private companies and partnerships	$ -	$ -	$ 6,240	$ 6,240

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, December 31, 2009	$ 4,680
Realized and unrealized gains (losses), net	1,560
Balance, December 31, 2010	$ 6,240

4. TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, J.P. Morgan Clearing Corp. provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

At December 31, 2010, the Company has cash held at the clearing broker of $2,510,104 which is included in receivable from clearing broker on the statement of financial condition. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts its business.

5. RELATED PARTY TRANSACTIONS

As an investment manager, GA received a management fee of 0.75% per annum of the net asset value of GIA, a management fee of 0.75% per annum of the net asset value of GIA Offshore and a management fee of 1.5% per annum of the net asset value from GIS. For the period from January 1, 2010 to March 31, 2010, fees receivable from these managed funds was $193,029.

For the period from January 1, 2010 to March 31, 2010, the Company received a pass-through management fee from GagnonLee Management LLC ("GLM"), an investment manager in which the Company had a membership interest.

In addition, the Company provided certain administrative and research consulting services to certain entities that are affiliated with certain members of the Company.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

6. COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments are approximately as follows:

Fiscal Year	Minimum Rental Commitment
2011	$ 652,000
2012	652,000
2013	652,000
2014	652,000
2015	135,000
	$ 2,743,000

7. EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis. The Company accrued $282,304 of contributions for the year ended December 31, 2010, which is included in accounts payable and accrued expenses in the statement of financial condition at December 31,2010.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $2,281,378 which exceeded its requirement of $62,604 by $2,218,774.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements, other than those listed below.

Subsequent to December 31, 2010, the Company had distributions of $848,000.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors of
Gagnon Securities, LLC

In planning and performing our audit of the financial statements of Gagnon Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2011